                                                               EXHIBIT 99(a)(18)
NEWS

                                                CARPENTER

                                                Carpenter Technology Corporation
                                                P.O. Box 14662
                                                Reading, Pennsylvania 19612-4662

                                                Contact:    Robert Dickson
                                                            (610) 208-2165

IMMEDIATE RELEASE

               CARPENTER CERTIFIES RESPONSE TO JUSTICE DEPARTMENT
                                REQUEST COMPLETE

     Reading, PA (November 20, 1997) - Carpenter Technology Corporation (NYSE:
CRS), which is seeking to acquire Talley Industries, Inc. (NYSE:TAL) in a tender offer, said today that it has completed its response and is compliant with the Justice Department's request for additional information.

     Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, the Justice Department now has 10 days to review the information. Carpenter believes that this waiting period began November 19 and that it will expire November 28 -- before the tender offer deadline of midnight (EST) on Thursday, December 4.

     The tender offer may not be consummated until the expiration or termination of the Hart-Scott-Rodino waiting period.

     Carpenter initiated an all-cash tender offer for the outstanding shares of Talley October 2, offering $12 per share of common stock, $11.70 per share of Series A convertible preferred stock and $16 per share of Series B $1 cumulative convertible preferred stock.

     When the Justice Department requested more information on October 20, Carpenter extended the original deadline for the tender offer's expiration from October 30 to December 4.

                                     (more)

Page 2/Carpenter

Subsequently, the Justice Department substantially narrowed its request, according to John R. Welty, vice president, general counsel and secretary at Carpenter.

     Carpenter, a specialty materials business that makes and sells stainless steel, titanium and other specialty alloys, and various engineered products, seeks to acquire Talley to expand its metals manufacturing capacity and distribution outlets. The Reading, Pennsylvania company's sales have almost doubled in the past five years, leading Carpenter to invest substantially in additional manufacturing capacity in existing and acquired facilities.

     For the first quarter of fiscal year 1998 (ended September 30, 1997), Carpenter had sales of $249.5 million. Sales for fiscal 1997 were $939 million.

                                      ###